SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 14, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding the results of share repurchase through ToSTNeT-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

February 14, 2007	By:	/S/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

February 14, 2007

Millea Holdings, Inc.
2-1 Marunouchi 1-chome,
Chiyoda-ku, Tokyo
TSE code number: 8766

Announcement regarding the results of share repurchase through ToSTNeT-2

(Acquisition by the Company of its own shares pursuant to the provision of the Company’s

Articles of Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced today that it has repurchased its own shares through ToSTNeT-2 pursuant to Article 156 of the Corporation Law, applicable to the Company in accordance with Article 165, paragraph 3 of the Corporation Law. This share repurchase was initially disclosed by the Company on February 13, 2007. The details of the share repurchase are stated below.

The transaction described below completes the Company’s share repurchases pursuant to the resolution to repurchase shares of the Company made at the meeting of the board of directors held on February 9, 2007. It also completes the Company’s annual share repurchase plan that was announced by the Company on May 24, 2006.

1.	Class of shares repurchased:

Common stock of the Company.

2.	Number of shares repurchased:

9,718,300 shares.

3.	Purchase price:

4,260 yen per share.

4.	Aggregate purchase price:

41,399,958,000 yen.

5.	Date of repurchase:

February 14, 2007.

6.	Method of repurchase:

Purchased through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders).

(For reference)

1.	Details of the relevant resolution made at the meeting of the board of directors held on February 9, 2007 are as follows.

(a)	Class of shares to be repurchased:

Common stock of the Company.

(b)	Aggregate number of shares to be repurchased:

Up to 10,000,000 shares.

(Representing approximately 1.2% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 41.4 billion yen.

(d)	Period in which repurchases may be made:

From February 14, 2007 through February 19, 2007.

2.	Details of the Company’s share repurchase plan that was announced by the Company on May 24, 2006 are as follows.

The plan permits the repurchase of shares of the Company representing an aggregate purchase price of up to 150 billion yen during the period beginning June 29, 2006 and ending on the Company’s fifth ordinary general meeting of shareholders, scheduled for June 2007.

3.	Details of the share repurchases made since June 29, 2006 pursuant to the relevant resolution made at the meeting of the board of directors, pursuant to Article 156 of the Corporation Law, applicable to the Company in accordance with Article 165, paragraph 3 of the Corporation Law are as follows.

(a)	Aggregate number of shares repurchased:
(i)	43,223 shares. (The number of shares repurchased before the stock split on September 30, 2006.)
(ii)	12,114,000 shares. (The number of shares repurchased after the stock split on September 30, 2006.)

(Representing approximately 4.0% of total issued shares.)

(b)	Aggregate purchase price of shares repurchased: 142,807,283,000 yen.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213